December 31, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jan Woo

Re:	Hash Labs Inc.

Registration Statement on Form S-1

Filed October 29, 2018

File No. 333-228042

Ladies and Gentlemen:

On behalf of Hash Labs Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the Staff of the Securities and Exchange Commission in connection with the above referenced filing as set forth in the Staff’s comment letter dated November 28, 2018.

Form S-1 filed October 29, 2018

Prospectus Summary, page 1

1.	We note that your business plan contemplates the issuance of Crypto-Gold (CXAU), a cryptocurrency asset that is backed by physical gold. As it appears CXAU will be a security, please provide us with a detailed legal analysis of how you intend to comply with

the U.S. federal securities laws.

The Company believes the CXAU cryptocurrency asset will not be a security. Please see the legal opinion attached hereto.

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2.	You disclose that you are developing the CXAU Digital Vault and Crypto-Gold and hope to launch both by March 4, 2019. Please balance your detailed disclosure regarding your business plans to:

●	clarify in the prospectus summary, if true, that these products are not yet operational and have not yet generated any revenues;

●	describe in the business or MD&A sections, the current stage and anticipated stages of development of the CXAU Digital Vault and Crypto-Gold, including any developmental steps you have taken to date and the expected developmental costs and sources of funding of the CXAU Digital Vault and Crypto-Gold; and

●	clarify whether you will be relying on your own employees or third-party service providers to develop the CXAU Digital Vault and Crypto-Gold.

Response:

Additional disclosure has been added to the prospectus summary and the business section in accordance with the Staff’s comment.

Risk Factors, page 2

3.	Please add a risk factor that your executive officers, directors and principal stockholders hold a majority of your securities and are able to exert significant control over your corporate matters. Disclose the percentage of your common stock that is currently held by your executive officers, directors and principal stockholders.

Response:

A risk factor regarding executive officers, directors and principal stockholders holding a majority of the Company’s common stock has been added in accordance with the Staff’s comment.

4.	Please provide a detailed legal and factual analysis of why this offering is not a primary offering of your common stock and why the selling stockholders are not explicitly identified as underwriters. In this regard, we note the size of this offering relative to the number of shares of common stock held by non-affiliates, your relationship with the selling stockholders, and the amount of time that the selling stockholders have held their shares. In formulating your response, please consider Securities Act Rule 415 and Interpretations 212.15, 612.09 and 612.12 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response:

The registration statement has been revised to remove the affiliates of the Company (JMG Horsehoe, J. Mark Goode, Lyle Hauser, David Dorr, and Brian Dorr) as selling stockholders.

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We believe the offering, as so amended, should be treated as a resale secondary offering for the reasons set forth below.

As stated in Securities Act Rules Compliance and Disclosure Interpretations 612.09, in determining “whether a purported secondary offering is really a primary offering … Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Background

Private Placements

From June 2018 to July 2018 the Company entered into and closed subscription agreements with accredited investors pursuant to which the Company sold to the investors an aggregate of 3,030,303 shares of common stock, for a purchase price of $0.33 per share, and aggregate gross proceeds of $1,000,000.

From August 2018 to September 2018, the Company entered into and closed subscription agreements with accredited investors pursuant to which the Company sold to the investors an aggregate of 866,666 shares of common stock for a purchase price of $1.00 per share, and aggregate gross proceeds of $866,666. (As disclosed in the prospectus, the investors included JMG Horseshoe, LLC, which purchased 333,333 shares of common stock for a purchase price of $333,333. The managing member of JMG Horseshoe, LLC is J. Mark Goode, who is the Company’s chief executive officer. These shares have been removed from the registration statement.)

All of the selling stockholders acquired their securities in the Company under the prospectus in connection with these private placements.

The registration statement includes 3,563,636 shares of common stock issued to investors in these private placements.

The securities sold in the private placements were not registered under the Securities Act of 1933, as amended (the “Securities Act”), and were offered and sold in reliance on the exemption from registration afforded by Section 4(a)(2) under the Securities Act, which exempts transactions by an issuer not involving any public offering.

Rule 415 Analysis

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Rule 415(a)(1)(i) provides that securities may be registered for a continuous offering provided that  the securities “are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Aside from the fact that neither the Company nor a parent or a subsidiary of the issuer is selling stock in this offering, the Company does not believe that the sale of common stock by the selling stockholders constitutes, in essence, an offering on behalf of the issuer for the following reasons:

●	The only sale by or on behalf of the issuer was the sale of securities in the private placements, which were exempt from registration pursuant to Sections 4(a)(2) of the Securities Act. The private placements constituted the primary offerings by the Company.

●	The selling stockholders made an aggregate investment of $1,533,333 in the Company. The selling stockholders’ sole relationship with the Company has been as investors. None of the selling stockholders is an affiliate of the Company. None of the selling stockholders has the ability directly or indirectly to control the actions of the Company either by contract or through management or the exercise of voting rights, and has no special access to material non-public information concerning the Company. (As disclosed in the prospectus, Brian and David Dorr (who are greater than 10% stockholders of the Company) are the owners and managing directors of Dorr Asset Management SEZC, which is the investment advisor to Advantage Life & Annuity SPC fbo ALIP 1704-1138 (“Advantage Life”), and has investment discretion over the account that holds the shares of the Company held by Advantage Life which are being registered for resale pursuant to the prospectus. However, Brian Dorr and David Dorr do not have a pecuniary interest in such shares, and Advantage Life is not an affiliate of the Company.)

●	To the best knowledge of the Company, none of the selling stockholders have a relationship with each other.

●	The selling stockholders made an investment in the Company and they hold the risk of ownership since they purchased the securities. Even after the registration statement is declared effective, the selling stockholders will continue to bear the risk of ownership thereafter.

●	The selling stockholders have borne the risk that the Company would fail or be unable to register the securities, and were not granted any contractual right to have the shares registered for resale. The risks being borne by the selling stockholders are further evidence that this is not an offering by or on behalf of the Company. The Company has already received the proceeds of the sale of securities under the private placements.

●	As of the date of the filing of the registration statement, there were 22,848,246 shares of common stock issued and outstanding, and the shares being registered represent approximately 15.6% of the Company’s total issued and outstanding shares, and approximately 153.3% of the public float. (For purposes of this calculation, we are excluding the shares held by Advantage Life (which are being registered for resale) from the public float; however, as discussed above, while Brian and David Dorr have investment discretion over the Company’s shares held by Advantage Life, Advantage Life itself is not an affiliate of the Company, and no affiliates of the Company have a pecuniary interest in such shares.) Although the percentage of the public float being registered for resale is large, this is because the Company has an unusually small public float relative to its total outstanding shares.

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The sale by the selling stockholders of their shares is not analogous to an offering by the Company.  In a Company offering, other than pursuant to a firm commitment offering, the Company does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering have been deposited into an escrow account and have cleared. Pursuant to the private placements, the selling stockholders made a cash investment, and the Company has received the proceeds from the sale of securities to the selling stockholders. The Company received the proceeds from the sale in the period from June 2018 to September 2018.

We also note that the securities being registered for resale consist solely of outstanding shares of common stock.  We understand the concerns of the Staff with respect to the registration of variable rate or floating securities because of the potential for significant dilution of current shareholders. However, we respectfully submit that the nature and provisions of the securities being registered, namely that they are outstanding shares, are also important factors to consider when making a determination that the transaction is a secondary offering and not a primary offering. Further, none of the selling stockholders has been an officer or director of the Company or any of its predecessors or affiliates within the last three years, and none of the selling stockholder has had a material relationship with the Company within the last three years.

The Company believes that none of the selling stockholders is in the business of buying and selling securities. The selling stockholders have represented to the Company that they have acquired the securities for investment only, and not with a view toward distribution or resale to others.

The Company believes, based on all the circumstances and data provided, that the selling shareholders are not acting as a conduit for an offering of the shares on behalf of the Company and that the offering is a true secondary offering by the selling stockholders listed in the prospectus.

Very truly yours,

/s/ Jeff Cahlon

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

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